UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 28, 2018
Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________
Enclosure:  A press release dated March 27, 2018, announcing the main resolutions to be proposed at STMicroelectronics’ 2018 Annual General Meeting of Shareholders.

PR N°C2846C

STMicroelectronics Reports on Main Resolutions to be Proposed
at the 2018 Annual General Meeting of Shareholders

Geneva, March 27, 2018 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the main resolutions to be submitted for adoption at the Annual General Meeting of Shareholders (AGM) which will be held in Amsterdam, the Netherlands, on May 31, 2018.

The main resolutions, proposed by the Supervisory Board, include:

•
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards (IFRS). The 2017 Statutory Annual Accounts were filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2018 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

•
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019 to shareholders of record in the month of each quarterly payment as per the table below;

•	The appointment of Mr. Jean-Marc Chery as sole member of the Managing Board for a three-year term expiring at the 2021 AGM;

•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term expiring at the 2021 AGM; and

•	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2019 AGM.

The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be May 3, 2018. The complete agenda and all relevant detailed information concerning the 2018 AGM, as well as all related AGM materials, are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of March 27, 2018.

The table below summarizes the full schedule for the quarterly dividend distribution:

Transfer between New York and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2018	18.Jun.18	19.Jun.18	20.Jun.18	26.Jun.18	18.Jun.18	20.Jun.18
Q3 2018	17.Sep.18	18.Sep.18	19.Sep.18	25.Sep.18	17.Sep.18	19.Sep.18
Q4 2018	17.Dec.18	18.Dec.18	19.Dec.18	27.Dec.18	17.Dec.18	19.Dec.18
Q1 2019	18.Mar.19	19.Mar.19	20.Mar.19	26.Mar.19	18.Mar.19	20.Mar.19

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.

By getting more from technology to get more from life, ST stands for life.augmented.

In 2017, the Company’s net revenues were $8.35 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
STMicroelectronics N.V.

Date: March 28, 2018	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal Infrastructure and Services